Exhibit 4.10

SERVICE AGREEMENT

THIS AGREEMENT IS MADE ON 1ST MARCH 2005

BETWEEN

(1)	The Rank Group Plc, a company which has its registered office at 6 Connaught Place, London W2 2EZ (the Company); and

(2)	David Boden of Hadham Heights, Blackbridge Lane, Widford Road, Much Hadham, Herts SG10 6AZ (the Executive)

IT IS AGREED as follows:-

1.	DEFINITIONS

In this Agreement the following expressions have the following meanings:

Board means the board of directors of the Company or a duly constituted committee of the board of directors;

Effective Date means the date of this Agreement;

Employment means the Executive’s employment in accordance with the terms and conditions of this Agreement;

Group Company means the Company, any holding company and any subsidiary of the Company or any holding company (as defined in the Companies Act 1985);

Recognised Investment Exchange has the meaning given to it by section 285 of the Financial Services and Markets Act 2000;

2.	TERM AND JOB DESCRIPTION

2.1 The Executive shall be employed by the Company as Managing Director, Gaming or in such other capacity, consistent with his status and seniority, to which he may be lawfully assigned by the Board from time to time.

2.2 The Employment shall begin on the Effective Date. The Executive’s period of continuous employment for statutory purposes began on 24th October 1977.

2.3 Subject to clause 16, the Employment will continue until terminated by either party giving to the other 12 months written notice.

2.4 The Employment will terminate automatically on the Executive’s 60th birthday.

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3.	DUTIES

3.1 During the Employment, the Executive will:

(a)	diligently perform all such duties and exercise all such powers as are lawfully and properly assigned to him from time to time by the Board, whether such duties or powers relate to the Company or any other Group Company;

(b)	comply with all directions lawfully and properly given to him by the Board;

(c)	unless prevented by sickness, injury or other incapacity, devote the whole of his time, attention and abilities during his Working Hours to the business of the Company or any other Group Company for which he is required to perform duties;

(d)	promptly provide the Board with all such information as it may require in connection with the business or affairs of the Company and of any other Group Company for which he is required to perform duties.

3.2 As a senior executive the Executive’s working time is not measured or predetermined. The Executive is responsible for determining his own hours of work, providing that such hours are consistent with the proper performance of his duties.

3.3 The Executive’s normal place of work is the Company’s UK office in Maidenhead or such other location within the UK at which the Company may from time to time require the Executive to base himself.

3.4 The Executive agrees to travel (both within and outside the United Kingdom) as may be required for the proper performance of his duties under the Employment.

4.	BASIC SALARY

4.1 The Executive’s initial basic salary is £350,000 per annum (less any required deductions). The salary will be reviewed annually during the Employment, with the first review to take place on 1st January 2006. No salary review will be undertaken after notice has been given by either party to terminate the Employment. The Company is under no obligation to increase the Executive’s basic salary following a salary review, but will not decrease it.

4.2 The Executive’s basic salary will accrue on a daily basis, and will be payable in arrears in equal monthly instalments.

4.3 The Executive’s basic salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of the Company or of any other Group Company.

4.4 The Executive agrees that, pursuant to Part II of the Employment Rights Act 1996 the Company has the right to deduct from his salary and/or bonus any amount owed to the Company or any Group Company by the Executive.

5.	BONUS

At the absolute discretion of the Board, the Executive may be allowed to participate in such bonus plans as the Company operates for employees of the Executive’s status and on such terms (including any performance targets or criteria) as the Board may determine from time to time. Participation in such plans for any year does not confer any right to participate the following year or any subsequent years. Any bonus payments will be non-pensionable for service beyond 1st March 2005.

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6.	EXPENSES

The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by the Executive in the course of his Employment subject to production of receipts or other appropriate evidence of payment.

7.	COMPANY CAR OR CAR ALLOWANCE

During the Employment, the Company will provide the Executive with a car of a type and age appropriate to his status and responsibilities in accordance with the Company’s company car policy from time to time. The Company will bear the cost of taxing, insuring, repairing and maintaining the car as well as the cost of petrol for business and private mileage. The Executive will take good care of the vehicle and will ensure that the provisions and conditions of the Company’s car policy from time to time and any policy of insurance relating to the car are complied with in all respects.

As an alternative, the Executive will receive a car allowance of £18,500 per annum (less any required deductions) as amended from time to time which will be paid in arrears in equal monthly instalments with the Executive’s salary. The car allowance will be non-pensionable.

8.	PENSION

8.1 The Executive is entitled to participate in any of the Company’s retirement benefit arrangements in the UK subject to the terms and conditions of the trust deed and rules governing these arrangements from time to time in force, and to any Inland Revenue or other applicable limits. The Company reserves the right to amend or terminate these arrangements without prior notice.

8.2 A contracting-out certificate is in force in respect of the Employment.

8.3 As stated in clause 5 above, any bonus payments will be non-pensionable for service beyond 1st March 2005.

9.	INSURANCE

9.1 From the Effective Date, during the Executive’s employment, at the Company’s expense, the Executive will be entitled to participate in the Company’s: -

•	Life Assurance Scheme;

•	Accident Cover Scheme;

•	Private Health Insurance Scheme; and

•	Permanent Health Insurance Scheme.

The Executive’s participation and entitlement to any benefits under the above schemes is subject to the rules of those schemes from time to time. The Company reserves the right to withdraw or terminate the above schemes or to amend or vary their terms at any time without compensation.

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9.2 The Company will maintain appropriate directors’ and officers’ liability insurance for the Executive’s benefit during the Employment.

10.	HOLIDAY

10.1 In addition to the eight customary public holidays, the Executive’s annual holiday entitlement is 30 days per calendar year.

10.2 All holiday arrangements are subject to the approval of the person to whom the Executive reports. Holiday may not be carried over to another year, nor payment made in lieu of accrued but untaken holiday except on termination of employment.

10.3 On leaving the Company’s service, the Executive will be entitled to payment for accrued but untaken holiday pro-rata to his service in the year of leaving less any holiday taken on the basis of 1/12 of the Executive’s annual holiday entitlement for every complete calendar month worked.

10.4 The first 20 days of the Executive’s annual holiday entitlement is the Executive’s statutory annual holiday leave entitlement. The Executive’s annual holiday leave entitlement over 20 days is the Executive’s contractual holiday entitlement. If the Executive is dismissed for gross misconduct he will lose any entitlement to payment in respect of untaken contractual holiday entitlement.

11.	SICKNESS AND OTHER INCAPACITY

11.1 Subject to the Executive’s compliance with the Company’s policy on notification and certification of periods of absence from work, the Executive will continue to be paid his full salary during any period of absence from work due to sickness, injury or other incapacity, up to a maximum of 52 weeks in aggregate in any period of 52 consecutive weeks. Such payment will be inclusive of any statutory sick pay payable in accordance with applicable legislation in force at the time of absence.

11.2 The Executive will not be paid during any period of absence from work (other than due to holiday, sickness, injury or other incapacity) without the prior permission of the Board.

11.3 The Executive agrees that he will undergo a medical examination by a doctor appointed by the Company at any time (provided that the costs of all such examinations are paid by the Company). The Company will be entitled to receive a copy of any report produced in connection with all such examinations and to discuss the contents of the report with the doctor who produced it.

12.	OTHER INTERESTS

12.1 Subject to clause 12.2, during the Employment the Executive will not (without the Board’s prior written consent) be directly or indirectly engaged, concerned or interested in any other business activity, trade or occupation.

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12.2 Notwithstanding clause 12.1, the Executive may hold for investment purposes an interest (as defined by Schedule 13 Companies Act 1985) of up to 3 per cent in nominal value or (in the case of securities not having a nominal value) in number or class of securities in any class of securities listed or dealt in a Recognised Investment Exchange, provided that the company which issued the securities does not carry on a business which is similar to or competitive with any business for the time being carried on by any company in the Group.

13.	SHARE DEALING AND OTHER CODES OF CONDUCT

The Executive will comply with all codes of conduct adopted from time to time by the Board and with all applicable rules and regulations of the UK Listing Authority and any other relevant regulatory bodies, including the Model Code on dealings in securities.

14.	INTELLECTUAL PROPERTY

Any design, invention or copyright material made or created in the course of the Employment shall be the property of the Company. The Executive will at the Company’s request and expense and without payment to the Executive except as provided by the Patents Act 1977, execute any deeds or documents necessary to transfer any such design, invention, or copyright material to the Company or its nominee.

15.	DISCIPLINARY AND GRIEVANCE PROCEDURES

15.1 If the Executive is dissatisfied with any disciplinary decision taken in relation to him he may appeal in writing to the Chairman of the Board within 7 days of that decision. The Chairman’s decision shall be final.

15.2 If the Executive has any grievance in relation to the Employment he may raise it in writing with the Group Chief Executive. The Executive may appeal against the results of this stage one of the procedure to the Chairman of the Board whose decision shall be final.

16.	TERMINATION

16.1 Either party may terminate the Employment in accordance with clause 2.3.

16.2 The Company may, in its sole discretion, also terminate the Employment at any time by paying a sum in lieu of notice (the Payment in Lieu) equal to:

(a)	the basic salary which the Executive would have been entitled to receive under this Agreement during the notice period referred to at clause 2.3 if notice had been given (or, if notice has already been given, during the remainder of the notice period); and

(b)	the cost to the Company of the benefits provided pursuant to clauses 7, 8 and 9 which the Executive would have been entitled to receive during that period.

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For the avoidance of doubt, the Executive will not be entitled to receive any payment in addition to the Payment in Lieu in respect of any holiday entitlement that would have accrued during the period for which the Payment in Lieu is made.

The Payment in Lieu shall be subject to such deductions as may be required by law and shall be made in full and final settlement of any claims (other than statutory claims) the Executive may have against the Company or any Group Company arising from the employment or the termination thereof.

16.3 The Company may also terminate the Employment immediately and with no liability to make any further payment to the Executive (other than in respect of amounts accrued due at the date of termination) if the Executive:

(a)	commits any serious or repeated breach of any of his obligations under this Agreement or his Employment;

(b)	is guilty of serious misconduct which, in the Board’s reasonable opinion, has damaged or may damage the business or affairs of the Company or any other Group Company;

(c)	is guilty of conduct which, in the Board’s reasonable opinion, brings or is likely to bring himself, the Company or any other Group Company into disrepute;

(d)	is convicted of a criminal offence (other than a road traffic offence not subject to a custodial sentence);

(e)	is disqualified from acting as a director of a company by order of a competent court;

(f)	is declared bankrupt or makes any arrangement with or for the benefit of his creditors or has an interim order made against him under Part VIII of the Insolvency Act 1986 or has a county court administration order made against him under the County Court Act 1984; and

(g)	resigns his directorship of the Company or any group company (other than at the explicit request of the Board).

This clause shall not restrict any other right the Company may have (whether at common law or otherwise) to terminate the Employment summarily.

Any delay by the Company in exercising its rights under this clause shall not constitute a waiver of those rights.

16.4 The Company may also terminate the Employment by giving one months notice to the Executive if the Executive is unable (whether due to illness or otherwise) properly and effectively to perform his duties under this Agreement for a period or periods totalling 180 working days in any consecutive period of 12 months.

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16.5 The Company may terminate the Employment pursuant to clause 16.4 even when, as a result, the Executive would or may forfeit any entitlement to benefit under the permanent health insurance arrangements referred to in clause 9 or to sick pay under clause 11, save that the Company will not terminate the Employment solely on grounds of the Executive’s ill health where such an entitlement or benefit would be forfeited.

16.6 On termination of the Employment for whatever reason (and whether in breach of contract or otherwise) the Executive will:

(a)	immediately deliver to the Company all books, documents, papers, computer records, computer data, credit cards, and any other property relating to the business of or belonging to the Company or any other Group Company which is in his possession or under his control. The Executive is not entitled to retain copies or reproductions of any documents, papers or computer records relating to the business of or belonging to the Company or any other Group Company;

(b)	immediately resign from any office he holds with the Company or any other Group Company (and from any related trusteeships) without any compensation for loss of office. Should the Executive fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office; and

(c)	immediately pay to the Company or, as the case may be, any other Group Company all outstanding loans or other amounts due or owed to the Company or any Group Company. The Executive confirms that, should he fail to do so, the Company is to be treated as authorised to deduct from any amounts due or owed to the Executive by the Company (or any other Group Company) a sum equal to such amounts.

16.7 It is acknowledged that the Executive may, during the Employment, be granted rights upon the terms and subject to the conditions of the rules from time to time of the Executive Share Option Scheme and Long Term Incentive Plan or any other profit sharing, share incentive, share option, bonus or phantom option scheme operated by the Company or any Group Company with respect to shares in the Company or any Group Company. If, on termination of the Employment, whether lawfully or in breach of contract the Executive loses any of the rights or benefits under such scheme (including rights or benefits which the Executive would not have lost had the Employment not been terminated) the Executive shall not be entitled, by way of compensation for loss of office or otherwise howsoever, to any compensation for the loss of any rights under any such scheme.

16.8 The Executive will not at any time after termination of the Employment represent himself as being in any way concerned with or interested in the business of or employed by, the Company or any other Group Company.

17.	SUSPENSION AND GARDENING LEAVE

17.1 Where notice of termination has been served by either party whether in accordance with clause 2.3 or otherwise, the Company shall be under no obligation to provide work for or assign any duties to the Executive for the whole or any part of the relevant notice period and may require him:

(a)	not to attend any premises of the Company or any other Group Company; and/or

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(b)	to resign with immediate effect from any offices he holds with the Company or any other Group Company (and any related trusteeships); and/or

(c)	to refrain from business contact with any customers, clients or employees of the Company or any Group Company; and/or

(d)	to take any holiday which has accrued under clause 10 during any period of suspension under this clause 17.1.

The provisions of clause 12.1 shall remain in full force and effect during any period of suspension under this clause 17.1. The Executive will also continue to be bound by duties of good faith and fidelity to the Company during any period of suspension under this clause 17.1.

Any suspension under this clause 17.1 shall be on full salary and benefits (save that the Executive shall not be entitled to earn or be paid any bonus during any period of suspension).

17.2 The Company may suspend the Executive from the Employment during any period in which the Company is carrying out a disciplinary investigation into any alleged acts or defaults of the Executive. Such suspension shall be on full salary and benefits (save that the Executive shall not be entitled to earn or be paid any bonus during any period of suspension).

18.	RESTRAINT ON ACTIVITIES OF EXECUTIVE AND CONFIDENTIALITY

Save insofar as such information is already in the public domain the Executive will keep secret and will not at any time (whether during the Employment or thereafter) use for his own or another’s advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of any information which the Executive knows or ought reasonably to have known to be confidential, concerning the business or affairs of the Company or any other Group Company or any of its or their customers.

The restrictions in this clause shall not apply:

(a)	to any disclosure or use authorised by the Board or required by law or by the Employment; or

(b)	so as to prevent the Executive from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended or

(c)	to prevent the Executive making a protected disclosure within the meaning of s43A of the Employment Rights Act 1996.

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19.	POST-TERMINATION COVENANTS

19.1 For the purposes of clause 19 the term “Termination Date” shall mean the date of the termination of the Employment howsoever caused (including, without limitation, termination by the Company which is in repudiatory breach of this agreement).

19.2 The Executive covenants with the Company (for itself and as trustee and agent for each other Group Company) that he shall not, whether directly or indirectly, on his own behalf or on behalf of or in conjunction with any other person, firm, company or other entity:-

(a)	for the period of (subject to clause 19.3 below) 12 months following the Termination Date, solicit or entice away or endeavour to solicit or entice away from the Company or any Group Company any person, firm, company or other entity who is, or was, immediately prior to the Termination Date, a client or prospective client of the Company or any Group Company with whom the Executive had business dealings during the course of his employment in that 12 month period. For the purposes of this clause 19.2(a) the term “prospective client” shall mean any person, firm, company or other entity which was, in the 12 months immediately prior to the Termination Date, being actively solicited or responded positively to canvassing by the Company or any Group Company and with which solicitation the Employee was involved during the course of his employment in that 12 month period. Nothing in this clause 19.2(a) shall prohibit the seeking or doing of business not in direct or indirect competition with the business of the Company or any Group Company;

(b)	for the period of (subject to clause 19.3 below) 12 months following the Termination Date, have any business dealings with any person, firm, company or other entity who is, or was, in the 12 months immediately prior to the Termination Date, a client of the Company or any Group Company with whom the Executive had business dealings during the course of his employment in that 12 month period. Nothing in this clause 19.2(b) shall prohibit the seeking or doing of business not in direct or indirect competition with the business of the Company or any Group Company;

(c)	for the period of (subject to clause 19.3 below) 12 months following the Termination Date, solicit or entice away or endeavour to solicit or entice away, employ or engage, whether on an employed or self-employed basis or in any other office or capacity, any individual who is employed or engaged by the Company or any Group Company either (a) in a senior executive or above grade or (b) who is in possession of confidential information belonging to the Company or any Group Company; and with whom the Executive had business dealings during the course of his employment in the 12 month period immediately prior to the Termination Date;

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(d)	for the period of (subject to clauses 19.3 and 19.4 below) 12 months following the Termination Date, carry on, set up, be employed, engaged or interested in a business anywhere in the UK which is or is about to be in competition with the business of the Company or any Group Company as at the Termination Date with which the Executive was actively involved during the 12 month period immediately prior to the Termination Date. It is agreed that in the event that any such company ceases to be in competition with the Company and/or any Group Company this clause 19.2(d) shall, with effect from that date, cease to apply in respect of such company. The provisions of this clause 19.2(d) shall not, at any time following the Termination Date, prevent the Executive from holding shares or other capital not amounting to more than 3% of the total issued share capital of any company whether listed on a recognised stock exchange or not and, in addition, shall not prohibit the seeking or doing of business not in direct or indirect competition with the business of the Company or any Group Company.

19.3 The period during which the restrictions referred to in clauses 19.2(a) (b), (c) and (d) inclusive shall apply following the Termination Date shall be reduced by the amount of time during which, if at all, the Company suspends the Executive under the provisions of clause 17.1.

19.4 The Executive agrees that if, during either his employment with the Company or the period of the restrictions set out in 19.2(a), (b), (c) and (d) inclusive (subject to the provisions of clause 19.3), he receives an offer of employment or engagement, he will provide a copy of clause 19 to the offeror as soon as is reasonably practicable after receiving the offer and will inform the Company of the identity of the offeror as soon as possible after the offer is accepted.

19.5 The Executive will, at the request and expense of the Company, enter into a separate agreement with any Group Company that the Company may require under the terms of which he will agree to be bound by restrictions corresponding to those contained in clauses 19.2(a) (b), (c) and (d) inclusive (or such as may be appropriate in the circumstances).

20.	EXECUTIVE’S POSITION AS DIRECTOR

20.1 The Executive’s duties as a director of the Company or any other Group Company are subject to the Articles of Association of the relevant company for the time being.

20.2 If during the Employment the Executive ceases (other than by resigning) to be a director of the Company, this Agreement and the Employment will continue for the time being as if the Employment was as Senior Employee instead of that of Director and with the same duties and responsibilities as were applicable in the latter capacity.

21.	WAIVER OF RIGHTS

21.1 If the Employment is terminated by either party and the Executive is offered re-employment by the Company (or employment with another Group Company) on terms no less favourable in all material respects than the terms of the Employment under this Agreement, the Executive shall have no claim against the Company in respect of such termination.

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22.	DATA PROTECTION

22.1 The Executive consents to the Company and any Group Company processing data relating to him at any time (whether before, during or after the Employment) for the following purposes:

(a)	performing its obligations under the Agreement (including remuneration, payroll, pension, insurance and other benefits, tax and national insurance obligations);

(b)	the legitimate interests of the Company and any Group Company including any sickness policy, working time policy, investigating acts or defaults (or alleged or suspected acts or defaults) of the Executive, security, management forecasting or planning and negotiations with the Executive;

(c)	processing in connection with any merger, sale or acquisition of a company or business in which the Company or any Group Company is involved or any transfer of any business in which the Executive performs his duties; and

(d)	transferring data to countries outside the European Economic Area for the purposes of gaming licence applications.

22.2 The Executive explicitly consents to the Company and any Group Company processing sensitive personal data (within the meaning of the Data Protection Act 1998) at any time (whether before, during or after the Employment) for the following purposes:

(a)	where the sensitive personal data relates to the Executive’s health, any processing in connection with the operation of the Company’s (or any Group Company’s) sickness policy or any relevant pension scheme or monitoring absence;

(b)	where the sensitive personal data relates to an offence committed, or allegedly committed, by the Executive or any related proceedings, processing for the purpose of the Company’s or any Group Company’s disciplinary purposes;

(c)	for all sensitive personal data, any processing in connection with any merger, sale or acquisition of a company or business in which the Company or any Group Company is involved or any transfer of any business in which the Executive performs his duties; and

(d)	for all sensitive personal data, any processing in the legitimate interests of the Company or any Group Company.

23.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

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24.	MISCELLANEOUS

24.1 This Agreement, together with any other documents referred to in this Agreement, constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between the Company and the Executive (other than those expressly referred to herein). The Executive acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of the Executive’s contract of employment.

24.2 The Executive represents and warrants to the Company that he will not by reason of entering into the Employment, or by performing any duties under this Agreement, be in breach of any terms of employment with a third party whether express or implied or of any other obligation binding on him.

24.3 Any notice to be given under this Agreement to the Executive may be served by being handed to him personally or by being sent by recorded delivery first class post to him at his usual or last known address; and any notice to be given to the Company may be served by being left at or by being sent by recorded delivery first class post to its registered office for the time being. Any notice served by post shall be deemed to have been served on the day (excluding Sundays and public and bank holidays) next following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was properly addressed and posted as a prepaid letter by recorded delivery first class post.

24.4 Any reference in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof.

24.5 This Agreement is governed by, and shall be construed in accordance with, the laws of England.

SIGNED as a DEED and	)
DELIVERED by the	)
EXECUTIVE in the presence of:	)

SIGNED for and on behalf of	)
the COMPANY:	)

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